January 5, 2007	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX www.foley.com CLIENT/MATTER NUMBER 058081-0110

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention:	Larry Spirgel, Esq.

Paul Fischer, Esq.

Re:	Currency Shares Japanese Yen Trust

Registration Statement on Form S-1 filed on November 21, 2006

File no. 333-138881

Ladies and Gentlemen:

On behalf of CurrencyShares Japanese Yen Trust (the “Trust”), sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments (the “Sponsor”), earlier today we filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 filed by the Trust on November 21, 2006 (the “Registration Statement”). Enclosed with this letter is a blacklined version of Amendment No. 1 indicating the changes made to the Registration Statement.

Set forth below are our responses, made on behalf of the Trust, to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated December 18, 2006. For your convenience, the text of each Staff comment is stated in full in italicized text and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1. Page number references mentioned in our responses refer to the corresponding page numbers in the blacklined version of Amendment No. 1.

General

1. Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. We note, for example, cites to the “Triennial Central Bank Survey,” as well as to “A Foreign Exchange Primer” and “Trading in the Global Currency Markets” on page 21.

Response: Copies of the market and industry data cited in Amendment No. 1, marked as requested, are enclosed with this letter.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

January 5, 2007

Prospectus Summary – page 2

2. We note that the Distributor will prepare marketing materials regarding the shares. Pursuant to Section II.B.2.i of Release 33-6900, please provide us with copies of any sales literature you intend to use in connection with this offering prior to its use. Also, please confirm that you will continue to abide by this obligation subsequent to effectiveness of the registration statement.

Response: No such sales literature has been created to date. On behalf of the Trust, we confirm that the Trust will abide by the obligations created by Section II.B.2.i of Release No. 33-6900.

Prospectus Cover Page

3. We note that you have included the name of Rydex Investments on the prospectus cover page, where the lead underwriter is identified pursuant to Item 501(b)(8) of Regulation S-K. Advise us why you believe the Sponsor should be identified here instead of the Authorized Participants who have signed a Participant Agreement.

Response: As of this writing, the Trust has not entered into agreements with any Authorized Participants and does not anticipate doing so until immediately prior to the effectiveness of the Registration Statement, as it is amended. Nevertheless, as we noted in our response to comment 3 made by the Staff regarding the Euro Currency Trust (now called CurrencyShares Euro Trust) registration statement in our letter dated October 25, 2005, while the Authorized Participants may be considered statutory underwriters, they will not receive compensation in connection with selling Shares of the Trust and are will not otherwise engage in typical underwriting activities or receive typical underwriting fees. Accordingly, we have identified the Sponsor on the prospectus cover page, as was done on the prospectus cover pages for the CurrencyShares Euro Trust, CurrencyShares Australian Dollar Trust, CurrencyShares British Pound Sterling Trust, CurrencyShares Canadian Dollar Trust, CurrencyShares Mexican Peso Trust, CurrencyShares Swedish Krona Trust and CurrencyShares Swiss Franc Trust (collectively, the “CurrencyShares Trusts”).

Trust Overview – page 2

4. Tell us why the Shares will be traded until 4:15 pm daily (15 minutes after trading on the NYSE).

Response: The New York Stock Exchange has filed rule amendments with respect to all of the other CurrencyShare Trusts providing that trading will continue until 4:15. See Securities Exchange Act Release No. 54020 (June 20, 2006) and 52843 (November 28, 2005). The Sponsor anticipates that the NYSE will promulgate similar rules and policies with respect to the trading of Shares of the Trust.

January 5, 2007

5. We note your statement that “transaction costs will be substantially reduced.” Provide quantitative support (possibly through reference to your existing currencyshare products and their fees to date) for this statement.

The Sponsor has informed us that the total cost to Shareholders to execute a trade in shares of the CurrencyShares Trusts is generally the sum of the commission charge plus the bid/ask spread. The Sponsor has informed us that commission charges can vary greatly among providers, but average approximately $0.07 per share. It has been the Sponsor’s experience that the bid/ask spread for shares of the CurrencyShares Euro Trust has been $0.02 to $0.03 per share on the NYSE. It is the Sponsor’s view that the foregoing charges generally represent a substantial reduction in transaction costs when compared to the bid/ask spreads quoted as of January 5, 2007 for various currencies as set forth in the “FX Fixings” spreadsheet prepared by Deutsche Bank and enclosed with this letter.

The Offering – page 4

Net Asset Value – page 4

6. Indicate the time of day when you expect to publish the NAV and NAV per Share on your website. In addition, we note your later statement that no information on your website is deemed to be part of your prospectus. Tell us in your response letter why your daily calculation of NAV and NAV per Share should not be deemed part of your prospectus.

Response: The Sponsor will publish the NAV and NAV per Share of the Trust on the CurrencyShares website each business day promptly after such information is received from the Trustee. Based on the Sponsor’s experience with the CurrencyShares Trusts, it is anticipated that the NAV and NAV per Share will be published between 2 p.m. and 4 p.m. Eastern Time on each business day.

The Sponsor has informed us that a hyperlink to a written prospectus will be provided adjacent to the daily calculation of the NAV and NAV per Share of the Trust published on the CurrencyShares website. Section 2(a)(10) of the Securities Act of 1933, as amended, states that “a communication sent or given after the effective date of the registration … shall not be deemed a prospectus if it is proved that prior to or at the same time with such communication a written prospectus meeting the requirements of subsection (a) of section 10 at the time of such communication was sent or given to the person to whom the communication was made….”

Compliance with Section 2(a)(10) by delivery of a Section 10 prospectus via hyperlink on a website is consistent with SEC Interpretive Release No. 34-42728, effective May 4, 2000, which states, “a hyperlink from an external document to a Section 10 prospectus would result in both documents being delivered together, but would not result in the non-prospectus document being deemed part of the prospectus.”

January 5, 2007

Therefore, communication of the daily NAV and NAV per Share of the Trust on the CurrencyShares website in the manner described above should not be deemed to be part of the prospectus of the Trust.

Trust Expenses – page 6

7. Please advise as to what consideration you have given regarding risk factor disclosure addressing tax consequences to investors in the event that the Trust is required to withdraw Japanese Yen to pay expenses, as referenced in the final paragraph.

Response: The following language has been added to the third risk factor on page 9 to address this comment:

The payment of expenses by the Trust will result in a taxable event to Shareholders. To the extent Trust expenses exceed interest paid to the Trust, a gain or loss may be recognized by Shareholders depending on the tax basis of the tendered Japanese Yen. See “United States Federal Tax Consequences—Taxation of U.S. Shareholders” for more information.

8. Provide quantitative support for your expectation that the additional expenses (not covered by the Sponsor) will be “insignificant in amount in compared to the value of the Trust.” For example, confirm that your statement is supported by your past experiences with your other CurrencyShares’ programs.

Response: The penultimate sentence of the last paragraph on page 5 has been revised to remove the language stating that additional expenses will be insignificant in amount compared to the value of the Trust.

Purchasing activity in the Japanese Yen market associated with the purchase of Baskets… – page 10

9. We note your statement that “[i]f the price of Japanese Yen declines, the trading price of the Shares will also decline.” Since the price of the Shares is not directly tied to the NAV per share, it does not appear that this is an absolute statement and that the trading price might not be tied directly to the price of Japanese Yen. For example, if the Trust experiences a significant increase in its expenses due to an unexpected event, the expenses could reduce the NAV which could cause a stock price decline while the price of Japanese Yen does not decline. Please confirm or clarify your statement.

Response: The last sentence of the second risk factor on page 10 has been revised to state as follows:

If the price of Japanese Yen declines, then it is anticipated that the trading price of the Shares will also decline. In addition, if the Trust experiences a significant increase in its expenses

January 5, 2007

due to an unexpected event, then it is anticipated that the unexpected expenses would reduce the NAV of the Trust, which would cause the trading price of the Shares to decline even if the price of Japanese Yen did not decline.

The shares are a new securities product. Their value could decrease if unanticipated operational or trading problems were to arise. – page 12

10. Please revise, as applicable, to include disclosure related to examples of operational or trading problems that have arisen in connection with the six additional exchange-traded programs referenced in the final paragraph on page 20.

Response: The Sponsor has informed us that no significant operational or trading problems have arisen in connection with the other CurrencyShares Trusts. Accordingly, this section has not been revised.

The Depositary Trust Agreement may be amended to the detriment of Shareholders without their consent. – page 15

11. Please revise to indicate how shareholders will receive notice in the event the Trust Agreement is amended absent shareholder consent.

Response: The last sentence of the fourth risk factor on page 13 has been revised to state that notice of an amendment to the Depositary Trust Agreement will be provided in writing to Shareholders, as follows: “Any amendment that increases fees or charges
. . . or that otherwise prejudices any substantial existing rights of Shareholders, will not become effective until 30 days after written notice is given to Shareholders.”

Plan of Distribution – page 47

12. Tell us in your response letter how you plan to identify additional Authorized Participants throughout the duration of the offering.

Response: The Sponsor, on behalf of the Trust, will file prospectus supplements to identify additional Authorized Participants throughout the duration of the offering, as is being done by the Sponsor with respect to the other CurrencyShares Trusts.

Legal Matters – page 51

13. Please revise to describe how the fees paid to Foley & Lardner are calculated. We note that the fees are “based on the NAV of the Trust.”

January 5, 2007

Response: As we noted in our response to comment 17 to the CurrencyShares British Pound Sterling Trust registration statement in our letter dated May 8, 2006, none of the Trust, the Sponsor or the Shareholders will bear the fees paid to Foley & Lardner LLP based on the NAV of the Trust. These fees are borne exclusively by M7 Ventures, LLC. Therefore, we see no value to Shareholders in disclosing how these fees are derived or in quantifying the fees paid. We believe that adding such disclosure could confuse Shareholders by suggesting to them that they are ultimately paying these fees.

Form of Statement of Financial Condition, page F-3

14. As the Trust becomes operational, please revise your future filings to separately present the balance of Japanese Yen deposits held in the interest bearing account and the balance held in the non-interest bearing account.

Response: As the Trust becomes operational, the financial statements will be revised to separately present the balance of Japanese Yen deposits held in the interest bearing account and Japanese Yen deposits held in the non-interest bearing account, conforming to the presentation in the financial statements of the CurrencyShares Trusts.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page F-4

15. We note that you determined the Japanese Yen to be the functional currency of the trust. Please provide us with the analysis you used to make this determination. In your response, please address the following:

a) The Sponsor fee is accrued based upon 0.40% of the Japanese Yen in the Trust. Please tell us the currency in which this payment will be denominated.

b) We note that certain costs may be incurred which will require settlement in US Dollars. Please tell us the magnitude costs which are anticipated to require settlement in US Dollars, and how this was considered in your functional currency determination.

c) We note that in the event that the interest deposited exceeds the sum of the Sponsor’s fee for the prior month plus other Trust expenses, if any, the Trustee will convert the excess into US Dollars at a prevailing market rate and distribute the US Dollars to shareholders. Please tell us how this was considered in your determination of the functional currency.

Response: The Sponsor’s analysis of the appropriate functional currency of the Trust is the same as the analysis used to determine the appropriate functional currency of the other CurrencyShares Trusts. As stated in our response to comment 19 made by the Staff to the CurrencyShares British

January 5, 2007

Pound Sterling Trust registration statement in our letter dated May 8, 2006, the determination that Japanese Yen is the functional currency of the Trust is based on the fact that the Trust’s primary cash generation and expenditure activities, as more fully described below, occur in Japanese Yen. This comports with the guidance found in Financial Accounting Standards Board Statement No. 52, “Foreign Currency Translation” (“FAS 52”), paragraph 39. Financing of the Trust and the subsequent creation of Baskets occurs when deposits of Japanese Yen are made to the Depository. Redemption of Baskets occurs when Baskets are returned to the Trust in exchange for their Japanese Yen equivalent value. Appendix A of FAS 52 sets forth six factors to be considered in determining functional currency. The “cash flow indicator” factor requires a determination of whether cash flows related to an entity’s assets and liabilities are primarily in a foreign currency. As described above, the Trust’s cash flows will be in Japanese Yen as Baskets are created and redeemed. Therefore, this indicates that the correct functional currency is Japanese Yen.

a. The Sponsor’s fee will be accrued and paid in Japanese Yen. When Baskets are created, Japanese Yen will be deposited by the Authorized Participant with the Depository. Interest earned on the deposited Japanese Yen will be paid to the Trust in Japanese Yen and this interest, denominated in Japanese Yen, will be transferred from the Trust’s account with the Depository to the Trustee monthly. Following transfer of the interest out of the Trust’s account (and, therefore, out of the Trust), the Trustee will direct that the interest be converted to US Dollars and the Trustee will pay the Sponsor’s fee and other Trust expenses, if any, and distribute as a dividend the excess interest earned to the Shareholders. Accordingly, the Trust will bear no foreign currency translation risk or exposure with respect to the Sponsor’s fee. One factor set forth in Appendix A of FAS 52 requires an evaluation of the entity’s “expense indicators” and whether the costs to the entity are in foreign currency. Because the Trust’s only ordinary recurring expense is the Sponsor’s fee, which will be denominated in Japanese Yen, this indicates that the correct functional currency for the Trust is Japanese Yen.

b. As described in the first paragraph under “Trust Expenses” on page 5 and in the first paragraph under “Description of the Depositary Trust Agreement – Expenses of the Trust” on page 38, the Trust’s only ordinary recurring expense will be the Sponsor’s fee. The Sponsor is obligated under the Depositary Trust Agreement to assume and pay the Trust’s administrative and marketing expenses. As noted above, the Sponsor’s fee will be denominated in Japanese Yen. The Trust may incur additional extraordinary expenses such as expenses not assumed by the Sponsor, taxes and governmental charges, expenses and costs of any extraordinary services performed by the Trustee or the Sponsor on behalf of the Trust or action taken by the Trustee or the Sponsor to protect the Trust or the interests of Shareholders, indemnification of the Sponsor under the Depositary Trust Agreement and legal fees and expenses in excess of $100,000 per year. It is believed, however, that these extraordinary expenses will rarely, if ever, be incurred; therefore, it is not possible to predict the magnitude of costs that might require settlement in US Dollars. Because it is anticipated that these extraordinary expenses will occur only rarely, if at all, they are not considered to impact the evaluation of the expense indicators factor set forth in Appendix A of FAS 52 as discussed above.

January 5, 2007

c. In the event that interest earned by the Trust exceeds the Sponsor’s fee plus other Trust expenses, if any, the Trustee will direct that the remaining interest be converted to US Dollars and the Trustee will distribute the US Dollars to the Shareholders. This does not impact the functional currency analysis because, as described above, the conversion of the interest from Japanese Yen to US Dollars will occur out of the Trust and, accordingly, the Trust will bear no foreign currency translation risk or exposure.

Item 15. Recent Sales of Unregistered Securities.

16. The sale of 10,000 shares to the Sponsor should be reflected here.

Response: The Sponsor will purchase one Share in exchange for 10,000 Japanese Yen immediately prior to the filing of the final pre-effective amendment to the Registration Statement for the purpose of forming the Trust and creating audited financial statements for the Trust. This purchase will be reflected in the audited financial statements to be filed with the final pre-effective amendment to the Registration Statement.

Exhibits

17. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments.

Response: Exhibits 4.1, 4.2, 10.1 and 10.2 have been filed with Amendment No. 1. We will file final, signed copies of Exhibits 5.1 and 8.1 with the final pre-effective amendment to the Registration Statement; forms of these exhibits were filed with the initial S-1 filing on November 21, 2006. The Report of Independent Registered Public Accounting Firm will also be filed with the final pre-effective amendment to the Registration Statement.

January 5, 2007

Please contact the undersigned at (313) 234-7103 should you have any questions or comments regarding these responses.

Very truly yours, FOLEY & LARDNER LLP

By:	/s/ Patrick Daugherty
Patrick Daugherty Partner